

Mail Stop 4561

February 14, 2017

Evan Spiegel
Chief Executive Officer
Snap Inc.
63 Market Street
Venice, California 90291

> **Re:** **Snap Inc.**
> **Registration Statement on Form S-1**
> **Filed on February 2, 2017**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on February 9, 2017**
> **File No. 333-215866**

Dear Mr. Spiegel:

We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Pagination references in our comments correspond to your amendment filed on February 9, 2017.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2017 letter.

Prospectus Summary

Our Capital Structure, page 4

1. We note your response to prior comment 1. Please further revise to discuss, as previously requested, the timing implications of providing information through a Form 8-K filing versus a proxy or information statement subject to Regulation 14A or 14C. Explain that, unlike proxy or information statements that provide information in advance of corporate actions being taken, reports on Form 8-K may generally be filed up to four business days after the occurrence of reportable events and may include significantly less information than

would otherwise be required in proxy or information statements. Discuss the impact on shareholders who may not be able to make an investment decision in advance of major corporate transactions and only after the filing of a Form 8-K reporting the event.

2.   Please revise to clarify that certain information that would be contained in a proxy or information statement is not required to be provided in a Form 10-K and Class A shareholders therefore may not receive such information.

Description of Capital Stock, page 154

3.   Your amended and restated charter includes a provision whereby the number of authorized shares of common stock or any class thereof may be increased by the affirmative vote of the holders of a majority of the Class B Common Stock and Class C Common Stock, voting together as a single class. To the extent that this provision and Delaware General Corporation Law Section 242(b)(2) do not require a separate vote of Class A stock in situations where the number of authorized Class A shares is being modified, revise to disclose this and discuss the risks to Class A stockholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Leverage in Our Business, page 69

4.   We note your revised disclosures stating that in February 2017 you entered into an addendum to an agreement with Amazon Web Services, whereby you committed to spend $1.0 billion between 2017 through 2021. Please revise to describe the services that Amazon will provide under the agreement and clarify the nature of the "redundant infrastructure services."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies and Services

cc: Eric C. Jensen, Esq.
        Cooley LLP